Advanced Series Trust

Gateway Center Three

Fourth Floor

100 Mulberry Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

January 2, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Sally Samuel

Re:	Registration Statement on Form N-14 of Advanced Series Trust

File Nos. 333-200688 and 811-05186

Dear Sir/Madam:

On behalf of Advanced Series Trust (referred to herein as the Trust or the Registrant), set forth below are our responses to telephonic comments received by the undersigned from you on December 22, 2014. Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was originally filed with the U.S. Securities and Exchange Commission (the Commission) on December 2, 2014 pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act).

The Prospectus and Proxy Statement (Prospectus/Proxy Statement), the Statement of Additional Information, and the related exhibits thereto that accompany this letter (collectively, the Amendment) are being filed pursuant to Rule 497 under the 1933 Act and will be used in connection with a special meeting of beneficial shareholders of the SP International Value Portfolio of The Prudential Series Fund, that will be held on March 13, 2015 and any adjournments thereof (the Meeting). At the Meeting, shareholders of the SP International Value Portfolio will be asked to vote to approve or disapprove an Agreement and Plan of Reorganization. Pursuant to the Agreement and Plan of Reorganization, the assets of the SP International Value Portfolio would be acquired, and the liabilities of the SP International Value Portfolio would be assumed, by the AST International Value Portfolio, which is a series of the Trust, in exchange for the AST International Value Portfolio’s issuance of shares of beneficial interest in the AST International Value Portfolio to the SP International Value Portfolio and its beneficial shareholders (collectively, the Reorganization).

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Commission staff’s comments and the Registrant’s proposed responses are set forth below.

1. Comment

Confirm that all missing and bracketed information will be included in the Prospectus/Proxy Statement.

Response

All missing and bracketed information has been incorporated as final into the Amendment.

2. Comment

In several different sections of the Prospectus/Proxy Statement where there is a discussion of proportional voting by the insurance company(ies), the discussion should also explain that shares of the SP International Value Portfolio which may be owned by affiliates of the insurance company(ies) will similarly be voted proportionally.

Response

The requested changes have been made to the Amendment.

3. Comment

In the Q&A section of the Prospectus/Proxy Statement, the response to Question No. 7 (“Who is Paying for the Costs of this Proxy Statement?”) states that printing and mailing costs will not be borne by shareholders. Please revise the answer to indicate whether any other costs associated with the proxy statement will be borne by shareholders.

Response

None of the costs associated with the proxy statement will be borne by shareholders. The answer to Question No. 7 has been revised accordingly.

4. Comment

The proxy statement discloses that the surviving fund, the AST International Value Portfolio is subject to “Asset Transfer Program Risk,” while the target fund is not subject to this risk. Please highlight this in the proxy statement, and include some discussion or disclosure which would provide shareholders with some means of measuring or understanding the scope of this risk.

Response

The requested changes have been made to the Amendment.

5. Comment

In the section entitled “Reasons for the Reorganization,” the discussion of factors that the Boards considered in approving the Reorganization should be revised to identify and discuss the material factors that the Board considered.

Response

The requested changes have been made to the Amendment.

6. Comment

In the section entitled “Comparison of Investment Management Fees and Total Fund Operating Expenses,” the comparison of annual portfolio operating expenses, in particular the presentation of the pro forma expenses assuming completion of the Reorganization, does not comply with the applicable provision(s)/ item(s) of Form N-14, since the investment management fee of the surviving fund is higher than the investment management fee of the target fund.

Response

After reviewing the presentation and the applicable requirements of Form N-14, we believe that the presentation of the pro forma expenses is compliant with the requirements.

7. Comment

If a solicitor has been or will be retained to solicit voting instructions, please so indicate and disclose estimated solicitation costs.

Response

There is no present intention to retain or utilize a solicitor.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) SEC staff comments or Registrant’s changes to disclosure in the Registration Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Amendment, and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 802-6469 with any questions.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain,

Assistant Secretary of Advanced Series Trust